UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q
[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the period ended June 30, 2007.
[ ]	Transition Report on Form 10-K.
[ ]	Transition Report on Form 20-F.
[ ]	Transition Report on Form 11-K.
[ ]	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KNIGHTSBRIDGE RESOURCES INC.
 Full Name of Registrant

333-108308	-
SEC FILE NUMBER	CUSIP NUMBER

South Lodge, Paxhill Park, Lindfield
West Sussex, United Kingdom RH16 2QY
 (Address of principal executive offices, including zip code)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Our auditors have not completed their review of the unaudited financial statements and the report.

PART IV - OTHER INFORMATION
  Name and telephone number of person to contact in regard to this notification.

  Ron Schmitz
  KNIGHTSBRIDGE RESOURCES INC.
  South Lodge, Paxhill Park, Lindfield
  West Sussex, United Kingdom RH16 2QY
  (011) (44) (1444) 220-210
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

Yes	[ ]	No	[X]

  The following reports need to be filed prior to this one: Form 10-QSB for the period ended June 30, 2006; Form 10-QSB for the period ended September 30, 2006; Form 10-KSB for the year ended December 31, 2006; and Form 10-QSB for the period ended March 31, 2007.

  Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	[ ]	No	[X]

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

KNIGHTSBRIDGE RESOURCES INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of August, 2007.

KNIGHTSBRIDGE RESOURCES INC.

BY:	RON SCHMITZ
Ron Schmitz, President, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, Secretary and a member of the Board.